August 28, 2025

Daniel Ramot
Chief Executive Officer
Via Transportation, Inc.
114 5th Ave, 17th Floor
New York, NY 10011

        Re: Via Transportation, Inc.
            Registration Statement on Form S-1
            Filed August 15, 2025
            File No. 333-289624
Dear Daniel Ramot:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Prospectus Summary, page 1

1. We note the following statement on page 7, "In the United States alone, nearly 8 billion public transit trips occur annually." Provide support as to where the data comes from or how it was derived. In all instances where you use industry and market data, please ensure that you have disclosed your support for all such
       statements, including the names and dates of third party sources. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Six Months Ended June 30, 2024 and 2025
Revenue, page 91

2. Please disclose your Platform Net Revenue Retention Rate for the six months ended
       June 30, 2025, and clarify how the percentage change in revenue for the six months
 August 28, 2025
Page 2

       ended June 30, 2025 correlates to the percentage change in Platform Net Revenue
       Retention Rate and the percentage change in number of customers that you disclose.
Consolidated Financial Statements for the Six Months Ended June 30, 2025 and
2024
Notes to Consolidated Financial Statements
17. Subsequent Events, page F-55

3. Please disclose the grant date fair value of the CEO Service Awards and the CEO
       Stock Price Awards granted subsequent to June 30, 2025. Clarify the fair value per share of the underlying equity interest used in determining the fair value of these awards. To the extent there is a material difference between this fair value and the midpoint of your offering range, fully explain the assumptions used and the reason for the difference.
4. Disclose the number of restricted stock units associated with the CFO Stock Price
       Award and the Executive Service Awards granted subsequent to June 30, 2025, and the basis upon which the number of units is determined.
5. To the extent the compensation cost associated with the awards granted subsequent to
       June 30, 2025 will have a material impact on your financial statements, tell us how you considered disclosing the assumptions and valuation methodologies used in determining the fair value of these awards.
General

6. Please provide balanced disclosure in the graphics by including the net loss for the same periods that you disclose revenue growth and annual run-rate revenue.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Jan Woo at 202-551-3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Ryan J. Dzierniejko